

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2012

Via E-mail
Kevin Gildea
Chief Legal Officer and Executive Vice President
Franklin Credit Management Corporation
101 Hudson Street
Jersey City, NJ 07302

> **Re:** **Franklin Credit Management Corporation**
> **Amendment No. 1 to Form 10**
> **Filed September 18, 2012**
> **File No. 000-54781**

Dear Mr. Gildea:

We have reviewed your response letter and amendment filed September 18, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 99.4

General

1. It does not appear that you have included a statement that your financial statements may not be comparable to companies that comply with public company effective dates in your critical accounting policy disclosures as requested in comment 1 of our letter dated September 5, 2012. Please revise.

2. Please refer to your response to comment 3 of our September 5, 2012 letter. Please revise the June 30, 2012 pro forma balance sheet to reflect the transactions at that date and not as if they had occurred as of January 1, 2011. For instance, the principal payment and interest payment on the note were not made as of that date and, so, should not be included at that date. Also, please revise the footnotes to the pro forma balance sheet to present

each adjustment in a self-balancing format that presents their components and that allows the total adjustment to be easily traced into the pro forma balance sheet.

Risk Factors

A number of the second-lien mortgage loans that FCMC services are subordinated to ARM…, page 24

3.   We note your revised disclosure that a "significant number" of the second-lien mortgage loans that you service are subordinated to ARM or interest-only mortgages and may be subject to monthly payment increases. We note further your disclosure that the actual percentage can be difficult to obtain and potentially cost-prohibitive. Please provide the staff with detailed information as to why you are not able to calculate the actual percentage, and if possible, please provide us with the estimated range of what you have categorized as "significant."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 59

4.   Please refer to your response to comment 10 of our September 5, 2012 letter. We cannot locate the revision on page 56 referenced in the response. Please advise or revise. Also, revise your discussions in MD&A to clarify that these services are no longer be provided.

Financial Statements of Franklin Credit Management Corporation, beginning on page F-1

5.   Please refer to your response to comment 14 of our September 5, 2012 letter. We note your characterization of the company's shares issued to the shareholders of Franklin Holding as a forward stock-split on page 52; however it appears that the issuance of the shares represents a stock dividend to those shareholders and a simultaneous stock split of company's shares. As a result, it appears that all share information, including EPS, should be retroactively adjusted for all periods. Refer to ASC 260-10-55-12. Please revise accordingly or advise.

Note 4. Receivables, page F-11

6.   Please refer to your response to comment 18 of our September 5, 2012 letter. Noting the discussion on page F-43 regarding the uncertainty surrounding the collectibility of the receivable, please address the following:

• Please revise the notes to the audited financial statements to disclose the specific nature of the trust and the indemnification trust agreement. Similarly, revise the front of the document.

• Considering the uncertainty surrounding the collectibility of the recorded receiveable, please revise to clarify how you determined the appropriateness of the amount recorded. Discuss how your analysis considered unknown future events related to the March 31, 2019 termination of the trust and their potential effect on the realization of the receivable.

- Please revise to include a risk factor that identifies and discusses the uncertainty surrounding the collectibility of this receivable.

- We cannot locate the revisions on page F-40 and F-41 referenced in the response. Please advise or revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline at (202) 551-3851 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney

cc.   Via E-mail
       Matthew Dyckman
       SNR Denton US LLP